EXHIBIT 99.1

NewsRelease

TransCanada to refile pre-merger notification
to Federal Trade Commission for Columbia acquisition

CALGARY, Alberta - May 4, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has withdrawn and will refile on May 6 its pre-merger notification for the planned acquisition of Columbia Pipeline Group. Inc. (NYSE:CPGX) (Columbia).

The notification was first filed on April 4, 2016 with the United States Federal Trade Commission (FTC) under the Hart-Scott-Rodino Anti-Trust Improvements Act (the HSR Act).

The refiling will set a new 30-day period for review by the FTC.  “Pull and refile” is a common procedure used by applicants to provide additional time to the FTC to confirm information about a complex transaction.

TransCanada is cooperating with the FTC review and remains confident that it will receive clearance to allow the merger transaction to close in the second half of 2016, subject to completion of other conditions to closing, including the approval of Columbia's stockholders scheduled for June 22, 2016 and authorization of the transaction by the Committee of Foreign Investment of the United States.

In March, TransCanada announced an agreement to acquire Columbia for US$13 billion including approximately US$2.8 billion of assumed debt. The acquisition represents an opportunity for TransCanada to invest in an extensive growing network of regulated natural gas pipeline and storage assets in the prolific Marcellus and Utica shale gas regions.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no

EXHIBIT 99.1

obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s First Quarter Report to Shareholders dated April 28, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522